Neovasc Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

VANCOUVER and MINNEAPOLIS - via NewMediaWire -- Neovasc Inc. ("Neovasc" or the "Company") (Nasdaq, TSX: NVCN) announced today that it has received written notification (the "Notification Letter") from The Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Rules for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company's common shares for the 30 consecutive business days from October 30, 2020 to December 11, 2020, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company's listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until June 14, 2021, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company's common shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by June 14, 2021, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company intends to monitor the closing bid price of its common shares between now and June 14, 2021 and intends to cure the deficiency within the prescribed compliance period. As described in the Company's press release issued December 10, 2020, the Company must also regain compliance with the Nasdaq minimum market value requirement by June 8, 2021, and may be eligible for additional time to regain compliance or face delisting if it fails to do so by that date. The Company expects that its common shares will continue to be listed and trade on the Nasdaq Capital Market during these compliance periods.

The Company's business operations are not affected by the receipt of the Notification Letter.

The Company is also listed on the Toronto Stock Exchange and the Notification Letter does not affect the Company's compliance status with such listing.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding the Company's plans to regain compliance with the Nasdaq minimum bid price and minimum market value requirements within the prescribed grace periods, the Company's possible eligibility for additional time to regain compliance with such requirements upon expiration of such prescribed compliance periods, the Company's expectation that its common shares will continue to be listed and trade on the Nasdaq Capital Market during such prescribed compliance periods and the rapidly growing cardiovascular marketplace. Words and phrases such as "may", "intends", "expect", "continue" and "will", and similar words or expressions, are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. In particular, in addition to the specified criteria for continued listing, Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Company's common shares, or suspend or delist securities even if the securities meet all enumerated criteria for continued listing on the Nasdaq Capital Market. The Nasdaq could use this discretionary authority at any time to delist the Company's common shares. There can be no assurance that Nasdaq will not exercise such discretionary authority. In addition, there is no assurance that the Company will be able to regain compliance with the minimum bid price or minimum market value requirements prior to expiration of the prescribed compliance periods, or if it does, that the Company will be able to maintain such compliance as a result of the risks and uncertainties described above. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@icrinc.com